

16003977

ON

OMB APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015

MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oracle Capital Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1985 E. River Road, Suite 111

(No. and Street)

Tucson,   AZ   85718

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert G. Maxfield   (520) 319-9958

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – if individual, state last, first, middle name)

1842 FM 1566 W, Celeste, TX 75423

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert G. Maxfield</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Oracle Capital Securities, LLC</u> , as of <u>December 31</u> , 20<u>15</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JULIE M. PFISTER
Notary Public - Arizona
Pinal County
Expires 05/14/2019

_____
Signature

Managing Partner
_____
Title

_____
Notary Public *Acting in Pima County, AZ*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oracle Capital Securities, LLC

We have audited the accompanying statement of financial condition of Oracle Capital Securities, LLC (an Arizona limited liability company) as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Oracle Capital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oracle Capital Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Oracle Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Oracle Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2016

1

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash	$	43,107
Prepaid expenses		70
Non-marketable equity securities		7,350
Property and equipment, net		94
Total Assets	$	50,621

Liabilities & Member's Equity

Liabilities

Accounts payable	$	330
Total Liabilities		330
Member's equity		50,291
Total Liabilities & Member's Equity	$	50,621

ORACLE CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – Organization and Nature of Business

Oracle Capital Securities, LLC (the "Company") was organized in December 2006 under the laws of the State of Arizona as a limited liability company. The Company is a wholly owned subsidiary of Oracle Capital, LLC ("OC" or "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company advises and consults with institutional investors and commercial entities concerning mergers and acquisitions and the distribution of debt and equity securities of corporations and other entities through the private placement of securities on a best efforts basis to accredited investors and institutions.

NOTE 2 – Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include the Company's assumptions used in fair value calculations. Actual results could differ from those estimates.

Fair value

Non-marketable equity securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. The Company capitalizes all purchased equipment with a value in excess of $500, and with a useful life of more than one year. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Property and equipment is reviewed periodically for impairment. The estimated useful life of assets is 5 years.

NOTE 2 – Summary of significant accounting policies – continued

Revenue recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions during the period the transactions are complete and revenue determinable.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income of the Company is included in the partnership income tax return of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

NOTE 3 – Fair value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 3 – Fair value – continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

The fair value measurement of non-marketable common and preferred stock held by the Company is based upon quoted prices for similar assets in active markets, and thus represent a Level 2 fair value measurement.

The fair value measurement of warrants held by the Company is based upon unobservable inputs that are supported by little or no market activity and assumptions that are significant to the fair value of the asset and thus represent a Level 3 fair value measurement.

The non-marketable common and preferred stock held at December 31, consist of the following:

> 5,620 shares of Series A convertible preferred stock of PEDEVCO Corp (dba Pacific Energy Development). These shares are convertible 1 to 1 into PEDEVCO Corp common stock. Series A convertible preferred stock of PEDEVCO does not have an active market.

> 85,685 shares of common stock of Car Charging Group, Inc. ("CCGI"). These shares of common stock of CCGI are subject to a Lock-Up and Bleed Out Agreement which allows the Company to sell, dispose of or otherwise transfer these shares in quantities only up to .45% of the total daily trading volume of CCGI's shares, which during 2015 would have only allowed the Company to sell, dispose of or otherwise transfer less than 6,600 shares.

8

NOTE 3 – Fair value – continued

The warrants held at December 31, 2015 and the significant inputs for the valuation model consist of the following:

23,650 warrants to purchase common stock of Neotech Aqua at an exercise price of $1.39 exercisable through August 16, 2017. The Company has estimated the value of these warrants to be zero at December 31, 2015.

19,000 warrants to purchase common stock of Kelvin Storage Technologies, Inc. at an exercise price of $4.048 exercisable through July 12, 2017. The Company has estimated the value of these warrants to be zero at December 31, 2015.

Fair value of assets measured on a recurring basis at December 31, 2015 are as follows:

December 31, 2015		Fair Value		Level 1		Level 2		Level 3
Non-marketable common stock	$	5,750	$	-	$	5,750	$	-
Non-marketable preferred stock		1,600		-		1,600		-
Warrants		0		-		-		0
Totals	$	7,350	$	-	$	7,350	$	0

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2015:

		Non-marketable securities – warrants
January 1, 2015	$	3,800
Change in fair value gain (loss)		(3,800)
December 31, 2015	$	0

There were no transfers in or out of Level 1, Level 2 or Level 3 inputs during the year ended December 31, 2015.

NOTE 4 – Property and equipment

Computer equipment	$	10,393
Less: accumulated depreciation		(10,299)
Property and equipment, net	$	94

Depreciation expense for the year ended December 31, 2015 was $847, and is included in other expenses in the accompanying statement of operations.

9

ORACLE CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5 – Related party transactions / Economic dependency

The Company is under the control of and is economically dependent on OC. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and OC were not consummated on terms equivalent to arms length transactions.

OC and the Company have entered into an office and administrative services agreement ("Agreement") for an initial term of one year through January 5, 2016. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through January 5, 2017. OC provides the Company with certain office facilities and services under this Agreement. OC allocates a pro-rata portion of such expenses incurred by OC on account of the Company. In making such allocation OC equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services. Office and administrative fees under this agreement totaled $77,460 for the year ended December 31, 2015. OC may also invoice the Company for certain other overhead expense incurred on behalf of the Company. Additional overhead expenses invoiced totaled $3,546 for the year ended December 31, 2015. In lieu of payment of the office and administrative service fees of $77,460 and additional overhead expenses of $3,546, the fees were contributed as capital by OC. For 2016, the office and administrative fee is estimated to be $4,060 per month.

NOTE 6 – Supplemental disclosures with respect to cash flows

The Company paid no interest or income tax during the year ended December 31, 2015. In addition, the Company recorded non-cash member contributions in the amount of $81,006 of which $77,460 was in lieu of payment of the office and administrative service fees and $3,546 of which was in lieu of payment of additional overhead expenses.

NOTE 7 – Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company has net capital of $42,777 which was $37,777 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .01 to 1.

NOTE 8 – Subsequent events

OC made cash and non-cash capital contributions totaling $4,200 and $8,120, respectively during January and February 2016.

The Company has evaluated subsequent events through February 22, 2016, which is the date the financial statements were available to be issued.

ORACLE CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Public Information Only